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September 12, 2019	Robert M. Schmidt T: 617-951-7831 F: 617-235-9425 Robert.Schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. David Orlic, Esq.

Re:	AllianzGI Artificial Intelligence & Technology Opportunities Fund
File Nos. 333-231889 and 811-23446

Dear Mr. Orlic:

On behalf of AllianzGI Artificial Intelligence & Technology Opportunities Fund (the “Fund”), we are writing to provide a response to comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) via telephone on September 11, 2019, on Pre-Effective Amendment No. 2, dated September 10, 2019, to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Staff previously provided comments on (i) the Fund’s initial registration statement filing (submitted on May 31, 2019) via letter on June 27, 2019, to which we provided responses in correspondence submitted to the SEC on August 12, 2019, and (ii) Pre-Effective Amendment No. 1 (submitted August 12, 2019) to the Registration Statement via telephone on September 3, 2019, to which we provided responses in correspondence submitted to the SEC on September 10, 2019.

The following sets forth the Staff’s comment on Pre-Effective Amendment No. 2 and the Fund’s response thereto. The response will be reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Fund’s Registration Statement, to be filed on or about the date hereof, or in another pre-effective amendment to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

1.

Comment: The Staff notes that in Article III, Section 5 of the Fund’s Agreement and Declaration of Trust, the Fund has included a provision related to derivative claims. Please either (i) remove the derivative claims provision or (ii) add the following sentence at the end of the provision: “This provision does not apply to claims made under federal securities laws.” Please also disclose the existence of this provision in the Fund’s prospectus.

Response: The Fund will add the requested sentence at the end of Article III, Section 5 of the Fund’s Declaration of Trust. Additionally, the Fund has added the following disclosure under the “Description of Capital Structure” section of the Fund’s prospectus:

The Fund’s Declaration of Trust is governed by Massachusetts law. The Fund’s Declaration of Trust provides that Common Shareholders may not bring or maintain derivative claims with respect to the Fund without making demand on the Trustees of the Fund requesting the Trustees to bring or maintain such claim, subject to certain additional procedural requirements. This provision does not apply to claims made under federal securities laws.

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Please do not hesitate to call me (at 617-951-7831) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Very truly yours,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.
Craig Ruckman, Esq.
David C. Sullivan, Esq.